Exhibit 12.1

SCICLONE PHARMACEUTICALS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands of dollars, except for ratios)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before taxes	$34,133	$30,270	$26,377	$13,206	$6,272
Add: Combined fixed charges	699	699	797	1,074	1,147
Less: Capitalized interest	—	—	—	—	—

Earnings as defined	$34,832	$30,969	$27,174	$14,280	$7,419

Fixed Charges:
Interest expense including capitalized interest	—	—	48	81	136
Estimated interest component of rent	699	699	749	993	1,011

Total fixed charges	$699	$699	$797	$1,074	$1,147

Ratio of earnings to fixed charges	49.81	44.29	34.11	13.30	6.47

For purposes of computing these ratios of earnings to fixed charges, fixed charges consist of interest expense and an estimated interest component of rent expense that management believes is attributable to interest. Earnings consist of net earnings applicable to common stock shareholders before income taxes plus combined fixed charges less capitalized interest.